Filed by Pixelworks, Inc. Pursuant to Rule 425

under the Securities Act of 1933.

In addition, Pixelworks, Inc. deems this communication to be filed under Rule 14a-12 of

the Securities Exchange Act of 1934.

Subject Corporation: Pixelworks, Inc.

Commission File No. 000-30269.

Filing Date: March 24, 2003

On March 17, 2003, Pixelworks, Inc. and Genesis Microchip Inc. announced that they have entered into a merger agreement whereby Pixelworks is to acquire Genesis. The following is a series of slides relating to the merger that were presented by Allen Alley, Chairman and Chief Executive Officer of Pixelworks, Inc. and James Donegan, Chairman and Chief Executive Officer of Genesis Microchip Inc. to attendees of the USDC Display Industry Investors Conference on March 18, 2003:

Jim Donegan
Chairman/CEO
Genesis Microchip

Allen Alley
Chairman/CEO
Pixelworks

Safe Harbor

This discussion will contain forward-looking statements within the meaning of the federal securities laws, including statements about the growth of the display market and our financial performance. The forward-looking statements are subject to risks and uncertainties that could cause the results to differ from those projected.

The risks and uncertainties include the actual growth of the display market, the acceptance of our products in that market, our ability to introduce new products on a timely basis, changes in product mix, our ability to integrate acquired technologies, and general economic conditions. Other risk factors are listed in our SEC reports, including but not limited to our report on Form 10-K for the fiscal year ended March 31, 2002 and our Form 10-Q for the quarter ended December 31, 2002.

GENESIS DISPLAY PERFECTION

Genesis Microchip Inc. (Nasdaq:GNSS)
Pixelworks, Inc. (Nasdaq:PXLW)

pixelworks

Three Powerful Product Waves

Monitors

Projectors

GENESIS

pixelworks

Advanced TV

GENESIS DISPLAY PERFECTION

pixelworks

Projector Forecast

1,000 of units

5,600
4,363
3,127
2,087
1,143
1,361
1,551
2000
2001
2002
2003
2004
2005
2006
Business

Source: Pacific Media Associates July 2002

pixelworks

Projector Forecast

1,000 of units

7,005
5,247
3,572
2,285
1,686
1,445
1,212
34% CAGR
2000
2001
2002
2003
2004
2005
2006
Consumer
Business

Source: Pacific Media Associates July 2002

pixelworks

Projector Customers

- INFOCOMM 2002 All of the top 14 brands introduced products Powered by Pixelworks
- The most revolutionary products are Powered by Pixelworks

Monitor Market History

1,000,000 of units
2
3
4
1997
1998
1999
2000

Source: Genesis Microchip/DisplaySearch 2003

Monitor History

1,000,000 of units
2
3
4
17
34
1997
1998
1999
2000
2001
2002

Source: Genesis Microchip/DisplaySearch 2003

GENESIS
DISPLAY PERFECTION

Genesis Monitor Success

1,000,000 of units

1
3
3
1997
1998
1999
2000

Source: Genesis Microchip/DisplaySearch 2003

Genesis Monitor Success

1,000,000 of units

22
12
1
3
3
1997
1998
1999
2000
2001
2002

Source: Genesis Microchip/DisplaySearch 2003

What is your next TV?

x TV

GENESIS DISPLAY PERFECTION

pixelworks

This is your next TV

Blend
57%
Press to Close
PIP Controls
Web Browser
pixelworks
http://www.blairracing.com
BLAIR
Alex Finishes 8th In Miami Grand Prix
Click Here

next TV

GENESIS DISPLAY PERFECTION

pixelworks

LCD Television Forecast

1,000 of units
30,000
20,000
10,000
0
680
1,800
4,000
8,000
12,000
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

Digital Television Forecast

1,000 of units
30,000
20,000
10,000
0
2,400
3,300
5,100
7,800
11,900
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

Rear Projection Television Forecast

1,000 of units
30,000
20,000
10,000
0
2,200
3,000
5,000
6,100
7,500
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

GENESIS DISPLAY PERFECTION
pixelworks

Plasma Television Forecast

1,000 of units
30,000
20,000
10,000
0
450
790
1,470
2,160
2,840
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

GENESIS DISPLAY PERFECTION

pixelworks

Advanced Television Forecast

1,000 of units
30,000
20,000
10,000
0
5,730
8,890
15,570
24,060
34,240
2001
2002
2003
2004
2005

Source: DisplaySearch, Stanford Resources 2002

GENESIS DISPLAY PERFECTION

pixelworks

Pixelworks Advanced Video Processing

noise reduction

color space conversion

motion adaptive processing

ghost removal

line doubling

edge enhancement

and more...

GENESIS DISPLAY PERFECTION

pixelworks

Flat Panel Displays Achieve Faster Growth

100%
80%
60%
40%
20%
0%
Market Share
FPD
CRT
1999
2000
2001
2002
2003
2004
2005

GENESIS DISPLAY PERFECTION

pixelworks

Announcement

GENESIS
DISPLAY PERFECTION

pixelworks

Merging into One Company

Creating

Leading Provider of Innovative –
Cost Effective IC Solutions For Advanced Displays

GENESIS
DISPLAY PERFECTION

pixelworks

Company Strengths

Genesis

- Best of Class Monitor Technology
- Mixed Signal Integration
- Operational Strength, >40Mu shipped
- 140+ Patents Issued
- Award Winning Faroudja Video
- Brand Recognition

pixelworks

- Best of Class Projection Technology
- Feature Innovation
- Smart Integration Technology
- System Engineering Expertise
- Advanced Video Processing, HDTV
- Broad Applications Experience

Strategy: Why are we doing this?

GENESIS
DISPLAY PERFECTION

Leader in LCD Monitor ICs

Digital TV Technology

Flat Panel TV

pixelworks

Leader in Projector ICs

TV Solutions

Flat Panel TV

GENESIS
DISPLAY PERFECTION

pixelworks

Strategy: Why are we doing this?

Genesis pixelworks

Leader in LCD Monitor ICs

Digital TV Technology

Leader in Projector ICs

TV Solutions

Drive Flat Panel TV Technology

Your Partner for advanced display ICs

The New Organization

- Chairman of the Board
  James Donegan
  7 Directors
  - Allen Alley
    President and CEO
    - Hans Olsen
      Executive Vice President
      Chief Operating Officer
    - Anders Frisk
      Executive Vice President
      Products and Marketing
    - Jeff Bouchard
      Executive Vice President
      Chief Financial Officer
    - Eric Erdman
      Executive Vice President
      Corporate Development

The New Company: Strategy

- Leadership in LCD monitor controllers
- Leadership in projector ICs
- CRT TV product initiative
- Drive flat panel TV adoption
- Total Customer Satisfaction

The New Company

- More Technology
  - Faroudja Video, nDSP, Mixed Signal, …
  - More advancement and innovation in video technology
- More Products
  - Monitors, Projectors, CRT TVs, LCD TVs
- More Technical Support
  - Korea, Taiwan, Japan, China, North America, Europe, India
- Lower Costs
  - Manufacturing Volume, > 10Mu per quarter
  - More competitive pricing
- Financial Strength
  - $200M+ Cash, $300M+ Revenue

GENESIS DISPLAY PERFECTION

pixelworks

Additional Information and Where to Find It

Pixelworks filed a transcript of the presentation by Allen Alley and James Donegan under the cover of Form 425 on March 21, 2003. An audio recording of the presentation may be accessed through Pixelworks’ website at www.pixelworks.com, or through Genesis’ website at www.genesis-microchip.com.

In connection with the proposed Pixelworks/Genesis merger, Pixelworks, Genesis and Display Acquisition Corporation intend to file a joint proxy statement/prospectus on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Pixelworks and Genesis with the SEC at the SEC’s web site at www.sec.gov or by contacting Pixelworks at 503-454-1750 and through Pixelworks’ website at www.pixelworks.com, or by contacting Genesis at 408-262-6599 and through Genesis’s website at www.genesis-microchip.com.

Pixelworks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Pixelworks’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 9, 2002. This document is available free of charge by contacting the SEC or Pixelworks as indicated above.

Genesis and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Pixelworks and Genesis in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above.

Additional information regarding these directors and executive officers is also included in Genesis’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 15, 2002. This document is available free of charge by contacting the SEC or Genesis as indicated above.